FOIA CONFIDENTIAL TREATMENT REQUESTED
August 28, 2008
Mr. Andrew Mew
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N. E.
Washington, DC 20549

RE:	USA Mobility, Inc. Form 10-K for the Year Ended December 31, 2007 Filed March 13, 2008 File No. 001-32358
Dear Mr. Mew:
USA Mobility, Inc. (“USMO” or “the Company”) acknowledges receipt of your comment on the Form 10-K for the Year Ended December 31, 2007 (“2007 Form 10-K”) dated July 31, 2008. In connection with our response to this comment the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (“the Commission”);

•	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Comment
2007 Form 10-K Financial Statements and Notes
3. Long Lived Assets
Asset Retirement Obligations, page F-16
Refer to the second paragraph. We note your disclosure that “[t]he reduction to depreciation expense in 2007 is due to the adjustment of the asset retirement costs made in 2004”. Please tell us, in more detail, the nature of the adjustment, the period(s) affected, and the adjustment amounts. Tell us where you have reflected the adjustment in the rollforward schedule on page F-17 and explain to us your accounting in detail. If material, discuss in MD&A the impact of the adjustment on your current and future results of operations.

Confidential treatment requested by USA Mobility, Inc. Material that has been omitted and for which confidential treatment has been requested is indicated by two asterisks (**). All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

2

Response
Background
The Company has paging network assets that are located on leased transmitter locations. The underlying leases generally require the removal of transmitter and related peripheral equipment at the end of the lease term; therefore, a future obligation exists. (See Footnote 3 of the Notes to Consolidated Financial Statements in the 2007 Form 10-K).
The Company has an ongoing program to consolidate its number of networks and related transmitter locations which is referred to as network rationalization. Network rationalization is necessary to match the Company’s technical infrastructure to its smaller subscriber base and to reduce both site rent and telecommunications expenses. The primary element of the network rationalization program is the deconstruction (removal) of transmitters and the related peripheral equipment at leased locations. Each year as part of its regular planning process the Company forecasts its transmitter deconstruction activities. This forecast, as well as actual activity throughout the year, serves as the basis for establishing and/or adjusting, if necessary, the Asset Retirement Obligation (“ARO”) liability and corresponding Asset Retirement Cost (“ARC”) asset.
In 2005, the Company restated the ARO liability and corresponding ARC asset for adjusted valuations at June 1, 2002 to properly reflect the predecessor company, Arch Wireless, Inc. (“Arch”), implementation of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”), at its emergence from bankruptcy as required by AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. At this point, the Company established an $11.7 million ARO liability and corresponding ARC asset. (Please see Figure 1 for the amount of the ARC asset and ARO liability along with estimated timing associated with the related removal of equipment). The depreciation expense associated with the establishment of this initial ARC asset is outlined in Figure 2.
The ARO liability was revised effective for November 16, 2004, the date of the merger with Metrocall Holdings, Inc. (“Metrocall”), to reflect the addition of Metrocall transmitters to the paging network and the extension of the economic life of the paging network to 10 years through 2013. The Company thus recorded a net $5.6 million additional ARO liability and a corresponding ARC asset. The merger with Metrocall increased the economic viability of the combined companies and resulted in a change to the expected deconstruction pattern of the paging network. The original discount rates, 24% in 2002 and 13% in 2004 were deemed reasonable for each time period, based upon the circumstances of the Company at that time.
The Company further changed the ARO liability during the fourth quarter of 2007 to reflect changes in the estimated costs and timing of the settlement years of the ARO liability and recorded an additional ARO liability and ARC asset of $3.2 million. The terminal life of the paging network did not change and the final deconstruction date remained 2013. These changes for pricing and settlement

Confidential treatment requested by USA Mobility, Inc. Material that has been omitted and for which confidential treatment has been requested is indicated by two asterisks (**). All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

3

timing were made based on a discount rate of 10.6%, considered reasonable based upon the circumstances of the Company at that time.
Accounting Discussion
In accordance with SFAS No. 143, USMO reviewed the assumptions for the ARO liability and related ARC asset during 2005 and 2006 and determined that no adjustments were required. USMO continues to review the assumptions for the ARO liability to determine if changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows have occurred. As directed in SFAS No. 143, ¶15, [these changes] shall be recognized as an increase or decrease in (a) the carrying amount of the liability for an asset retirement obligation and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset. Upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.
Further, as directed in ¶A26 of SFAS No. 143 Appendix A – IMPLEMENTATION GUIDANCE, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the current rate. Therefore, when the Company determines a change in the carrying amount of the ARO liability is necessary, the new estimated undiscounted cash flows are compared with the original estimate and the change is reflected as a new ARO liability and discounted at the current rate. These changes could result in upward and downward revisions to the ARO liability and offsetting ARC asset for a given year and would then be discounted at the current rate.
USMO’s original ARO liability as established in 2002, assumed final transmitter deconstruction in 2007. The estimated gross value of the liability was $24.6 million and was discounted at the current rate at the time of 24%. The final terminal 2007 component of this ARO liability had a gross value of $13.9 million. (See Figure 1) When the total ARO liability was adjusted in the fourth quarter of 2004 to reflect changes to the costs and timing in the original estimate, the terminal date of the paging network was extended to 2013. The new 2007 component of the ARO liability was therefore estimated at a combined $3.9 million, a net $10.0 million reduction from the previous ARO liability estimate. Additional ARO liabilities were also established for estimated deconstructions expected to occur in 2008 through 2013. As noted in SFAS No. 143, ¶15, when asset retirement costs change as a result of a revision to estimated cash flows, an entity shall adjust the amount of asset retirement cost allocated to expense in the period of change if the change affects that period only or in the period of change and future periods if the change affects more than one period as required by SFAS No. 154, Accounting Changes and Error Corrections, [¶19-22]. Since this change impacted future periods, the change was made prospectively with new “layers” for the ARC asset and ARO liability. Due to the significant changes in the economic life of the network for settlement in 2007, the net decrease of $10.0 million in the adjusted ARO liability for 2007 was also reflected as a reduction to the ARC asset, or a “negative” ARC layer. Since changes in estimate are

Confidential treatment requested by USA Mobility, Inc. Material that has been omitted and for which confidential treatment has been requested is indicated by two asterisks (**). All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

4

prospective, the original 2007 ARC layer as established in 2002 continued to be depreciated, while the new 2007 layer was also depreciated. (See Figure 4).

When the ARO liability was again adjusted to address further changes to the timing and costs, the amount of the estimated ARO liability at December 31, 2007 was increased by $3.2 million. The components or layers of the existing ARO liability – and offsetting ARC asset – were adjusted with increases to both the ARO liability and ARC asset. (See Figure 3) The result of these new layers impacting the ARC asset resulted in negative depreciation in the year 2007. (See Figure 4).
Other
With respect to the ARC/ARO adjustment in 2004 the rollforward schedule on F-17 is not impacted. The chart on F-17 discloses the ARO liability activity commencing December 31, 2005, after this net $10.0 million decrease was made to the ARO liability and ARC asset. Therefore, the adjustment to the ARO liability is already reflected in the opening balance. The adjustment made in 2007 to the ARO liability is appropriately reflected in the line “Additional amounts recorded”.
The Company has appropriately explained the changes in footnote 3 and believes that the adjustments are immaterial with respect to the operations for 2007. The ARO liability is included with “Other obligations” in the Commitments section of the Liquidity and Capital Resources discussion of MD&A, which appropriately reflects the future obligations associated with deconstruction of the network transmitters.
The Company welcomes the opportunity to discuss its response with you and any other members of the Commission staff. Please feel free to contact me at 703-718-6605 or Thomas L. Schilling, Chief Operating Officer/Chief Financial Officer at 703-718-6607 should you wish to discuss our response in more detail.
Sincerely,
/s/ Shawn E. Endsley
Shawn E. Endsley
Controller and Chief Accounting Officer

cc:	Thomas L. Schilling, Chief Operating Officer/Chief Financial Officer Sharon Woods-Keisling, Corporate Secretary William P. O’Neill, Latham & Watkins LLP Kirk Rogers, Grant Thornton LLP
Attachments – 4

Confidential treatment requested by USA Mobility, Inc. Material that has been omitted and for which confidential treatment has been requested is indicated by two asterisks (**). All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

USA Mobility, Inc.
File No. 001-32358
Figure 1: Original 2002 ARO Layer (1)

	2002	2003	2004	2005	2006	2007	Total

Transmitters to deconstruct	2,186	4,621	1,632	—	—	9,743	18,182

Future Value of Removal Cost	$1,228	$1,266	$1,305	$1,345	$1,385	$1,427

Total Cost of Removal	$2,684,408	$5,850,186	$2,129,760	$0	$0	$13,903,261	$24,567,615

Discount Rate	24%	24%	24%	24%	24%	24%

Present value- ARC Asset and ARO Liability Balances at June, 2002	$2,336,939	$4,015,748	$1,152,724	$0	$0	$4,237,467	$11,742,878

(1)	Slight variations due to rounding.

Confidential treatment requested by USA Mobility, Inc. Material that has been omitted and for which confidential treatment has been requested is indicated by two asterisks (**). All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

USA Mobility, Inc.
File No. 001-32358
Figure 2: Depreciation Expense by Year of the Original 2002 ARO Asset Layer (1)

Date	ARC	Depreciable		Annual Depreciation Expense:
Added	Amount	Months	End Date	2005	2006	2007

6/1/2002	$2,336,939	7	12/31/2002	$—	$—	$—
6/1/2002	4,015,748	19	12/31/2003	—	—	—
6/1/2002	1,152,724	31	12/31/2004	—	—	—
6/1/2002	4,237,467	60	5/31/2007	847,493	847,493	353,122

	$11,742,878			$847,493	$847,493	$353,122

(1)	Slight variations due to rounding.

Confidential treatment requested by USA Mobility, Inc. Material that has been omitted and for which confidential treatment has been requested is indicated by two asterisks (**). All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

USA Mobility, Inc.
File No. 001-32358
Figure 3: Establishment of ARC and ARO due to Metrocall Acquisition and 2007 Cost Adjustment (1)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total

Layer 1 - 2002 Original Estimate for Arch Network
New Transmitters Layer
Original Estimate Layer 1
Transmitters to deconstruct	2,186	4,621	1,632	—	—	9,743							18,182

Future value of removal cost	$1,228	$1,266	$1,305	$1,345	$1,385	$1,427
Additional months of operation	7	19	31	43	55	60

Total cost of removal	$2,684,408	$5,850,186	$2,129,760	$0	$0	$13,903,261							$24,567,615

Discount rate	24%	24%	24%	24%	24%	24%

Present value increment — ARO Liability/ ARC Asset	$2,336,939	$4,015,748	$1,152,724	$0	$0	$4,237,467							$11,742,878

Layer 2 - 2004 Incremental Increase in Costs to Layer 1
Increase in Cost Layer
Revised Estimate for Layer 1
Remaining transmitters to deconstruct — Arch				2,160	1,539	1,410	**	**	**	**	**	**	10,420

Future value of removal cost				$1,345	$1,385	$1,427	$1,470	$1,514	$1,558	$1,602	$1,646	$1,690
Additional months of operation				13.5	25.5	37.5	49.5	61.5	73.5	85.5	97.5	108

Total cost of removal				$2,905,200	$2,131,718	$2,011,912	**	**	**	**	**	**	$15,565,561

Prior estimates of removal cost				$880,170	$0	$13,903,261	$0	$0	$0	$0	$0	$0
Adjustment to original ARO layer				$2,025,030	$2,131,718	$(11,891,349)	**	**	**	**	**	**	$782,130
Discount rate				13%	13%	13%	13%	13%	13%	13%	13%	13%

Present value increment — ARO Liability/ ARC Asset				$1,750,884	$1,619,575	$(7,938,671)	**	**	**	**	**	**	$(1,095,778)

Layer 3 - 2004 Acquisition of Metrocall Transmitters
New Transmitters Layer
Original Estimate Layer
Transmitters — Metrocall				646	1,426	1,306	**	**	**	**	**	**	8,298

Future value of removal cost				$1,345	$1,385	$1,427	$1,470	$1,514	$1,558	$1,602	$1,646	$1,690
Additional months of operation				13.5	25.5	37.5	49.5	61.5	73.5	85.5	97.5	108

Total cost of removal				$868,870	$1,974,807	$1,863,820	**	**	**	**	**	**	$12,597,330

Discount rate				13%	13%	13%	13%	13%	13%	13%	13%	13%

Present value increment — ARO Liability/ ARC Asset				$751,244	$1,500,362	$1,244,287	**	**	**	**	**	**	$6,712,728

Layer 4 - 2007 Incremental Increase in Costs to Layer 2 and 3, and 2007 Additions
Increase in Cost Layer
Revised Estimate to Layers 2 and 3
12-31-07 Cost Adjustment — ARO Liability Layer
Remaining Transmitters to deconstruct							**	**	**	**	**	**	11,335

Future value of removal cost							$1,667	$1,734	$1,804	$1,876	$1,951	$2,029
Additional months of operation							12	24	36	48	60	72

Total cost of removal							**	**	**	**	**	**	$21,334,117

Prior estimate of removal cost							$3,675,000	$1,430,730	$1,057,259	$978,405	$904,750	$8,360,420	$28,162,891
Additional gross costs -2Q07 additions												$848,850
Difference							$1,052,237	$171,628	$385,557	$522,123	$655,800	$1,291,358
Discount rate							10.6%	10.6%	10.6%	10.6%	10.6%	10.6%

Present value increment — ARO Liability/ ARC Asset							**	**	**	**	**	**	$3,195,803

Total ARC Asset in each year	$2,336,939	$4,015,748	$1,152,724	$2,502,128	$3,119,937	$(2,456,917)	$3,102,703	$876,476	$759,813	$731,745	$703,332	$3,711,003	$20,555,630

(1)	Slight variations due to rounding.

Confidential treatment requested by USA Mobility, Inc. Material that has been omitted and for which confidential treatment has been requested is indicated by two asterisks (**). All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

USA Mobility, Inc.
File No. 001-32358
Figure 4: Depreciation Expense Related to ARC Asset for the Years 2005 — 2007 (1)

Estimated Year
of Asset	ARC	Depreciable	Depreciation Expense
Retirement	Amount	Months	2002-2004	2005	2006	2007	2008-2013	Total

Layer 1 - 2002 Original Estimate for Arch Network
2002	$2,336,939	7.0	$2,336,939	$—	$—	$—	$—	$2,336,939
2003	4,015,748	19.0	4,015,748	—	—	—	—	4,015,748
2004	1,152,724	31.0	1,152,724	—	—	—	—	1,152,724
2005	—	43.0	—	—	—	—	—	—
2006	—	55.0	—	—	—	—	—	—
2007	4,237,467	60.0	2,189,358	847,493	847,493	353,122	—	4,237,467

	11,742,878		9,694,769	847,493	847,493	353,122	—	11,742,878

Layer 2 - 2004 Incremental Increase in Costs to Layer 1
2005	1,750,884	13.5	194,543	1,556,341	—	—	—	1,750,884
2006	1,619,575	25.5	95,269	762,153	762,153	—	—	1,619,575
2007	(7,938,671)	37.5	—	(2,540,375)	(2,540,375)	(2,540,375)	(317,547)	(7,938,671)
2008	1,119,115	49.5	—	271,301	271,301	271,301	305,213	1,119,115
2009	382,843	61.5	—	74,701	74,701	74,701	158,740	382,843
2010	248,593	73.5	—	40,587	40,587	40,587	126,833	248,593
2011	202,149	85.5	—	28,372	28,372	28,372	117,034	202,149
2012	164,258	97.5	—	20,216	20,216	20,216	103,609	164,258
2013	1,355,475	108.0	—	150,608	150,608	150,608	903,650	1,355,475

	(1,095,778)		289,812	363,904	(1,192,437)	(1,954,590)	1,397,532	(1,095,778)

Layer 3 - 2004 Acquisition of Metrocall Transmitters
2005	751,244	13.5	83,472	667,772	—	—	—	751,244
2006	1,500,362	25.5	88,257	706,053	706,053	—	—	1,500,362
2007	1,244,287	37.5	—	398,172	398,172	398,172	49,771	1,244,287
2008	1,036,739	49.5	—	251,331	251,331	251,331	282,747	1,036,739
2009	354,662	61.5	—	69,202	69,202	69,202	147,055	354,662
2010	230,295	73.5	—	37,599	37,599	37,599	117,497	230,295
2011	187,270	85.5	—	26,283	26,283	26,283	108,419	187,270
2012	152,168	97.5	—	18,728	18,728	18,728	95,983	152,168
2013	1,255,701	108.0	—	139,522	139,522	139,522	837,134	1,255,701

	6,712,728		171,729	2,314,663	1,646,891	940,838	1,638,606	6,712,728

Layer 4 - 2007 Incremental Increase in Costs to Layers 2 and 3, and 2007 Additions
2008	946,848	12.0	—	—	—	—	946,848	946,848
2009	138,970	24.0	—	—	—	—	138,970	138,970
2010	280,925	36.0	—	—	—	—	280,925	280,925
2011	342,327	48.0	—	—	—	—	342,327	342,327
2012	386,906	60.0	—	—	—	—	386,906	386,906
2013	1,099,827	72.0	—	—	—	48,238	1,051,589	1,099,827

	3,195,803					48,238	3,147,565	3,195,803

Total ARC Asset	$20,555,630

Total Depreciation Expense Related to ARC Asset			$10,156,310	$3,526,060	$1,301,947	$(612,392)	$6,183,703	$20,555,630

Disclosure in 2007 Form 10-K, page F-17				$3.5 million	$1.3 million	($0.6) million

(1)	Slight variations due to rounding.

Confidential treatment requested by USA Mobility, Inc. Material that has been omitted and for which confidential treatment has been requested is indicated by two asterisks (**). All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.